October 25, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Katherine Bagley

                     Mara Ransom

Re:	Vitamin Shoppe, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 30, 2019
File No. 001-34507

Ladies and Gentlemen:

On behalf of our client, Vitamin Shoppe, Inc., a Delaware corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 17, 2019 (the “Comment Letter”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A, File No. 001-34507, that was filed on September 30, 2019 (the “Proxy Statement”). Set forth below is the response that the Company has asked us to convey in response to the Staff’s comment as set forth in the Comment Letter.

General

1.

It appears that Vintage Capital may be an affiliate of both your company and Franchise Group, Inc. In this regard, we note your disclosures that you agreed to appoint a Vintage Capital nominee to your board, Vintage Capital owns approximately 15% of your common stock, and, in light of the stock ownership and representation of persons designated by Vintage Capital on your board, you formed a special committee of directors who were not affiliated with Vintage Capital and who were not members of management to, among other things, review and evaluate the indication of interest from Vintage Capital and other strategic transactions. Further, we note your disclosure that certain affiliates of Vintage

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Capital are investors in Franchise Group, Inc., and certain Vintage Capital personnel are members of Franchise Group, Inc.’s board. Also, it appears from other public disclosure that Vintage Capital owns approximately 37% of the voting common shares of Franchise Group, Inc. Based on the disclosures noted above, it appears that, together with your affiliate Vintage Capital, you are engaging in a going private transaction, pursuant to Rule 13e-3. Therefore, please amend to include the information required by Schedule 13E-3, or provide us with your analysis of why you are not required to do so.

RESPONSE:

The Company has carefully considered the applicability of Rule 13e-3 (“Rule 13e-3”) promulgated under the Securities and Exchange Act of 1934, as amended, to the proposed merger (the “Merger”) of Valor Acquisition, LLC (“Merger Sub”), a wholly owned subsidiary of Franchise Group, Inc. (formerly known as Liberty Tax, Inc.) (“Parent”), with and into the Company, pursuant to the Agreement and Plan of Merger, dated as of August 7, 2019 (the “Merger Agreement”), by and among Parent, Merger Sub and the Company. In particular, the Company has reviewed the Compliance and Disclosure Interpretations on Going Private Transactions, Rule 13e-3 and Schedule 13E-3 (collectively, the “13e-3 C&DIs”), and other interpretive materials related to Rule 13e-3 promulgated by the Commission.

Rule 13e-3 defines a “Rule 13e-3 transaction” as, among other things, a purchase of any equity security, or tender offer for any equity security, made by an affiliate of an issuer of securities that has an effect described in Rule 13e-3(a)(3)(ii). For the Merger to be considered a Rule 13e-3 transaction, an affiliate of the Company must be engaged in the Merger.

Rule 13e-3 defines an “affiliate” of an issuer as a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” The element of “control” that is fundamental to the concept of “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances.

The Company respectfully submits that the facts and circumstances relating to the Merger clearly demonstrate that neither Parent nor Vintage Capital Management, LLC (“Vintage Capital”) is an affiliate of the Company and, therefore, the Merger is not a Rule 13e-3 transaction.

I.    PARENT DOES NOT CONTROL THE COMPANY

Parent is not an affiliate of the Company. Rule 13e-3(a)(1) defines an “affiliate” of an entity as a “person that directly or indirectly…controls, is controlled by or is under common control with” such entity. Further, Note 28 to Exchange Act Release No. 34-17719 states that “[t]he existence of a control relationship… does not turn solely upon the ownership of any specific percentage of securities. Rather, the question is whether there is the ability, directly or indirectly,

October 25, 2019

to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.” Here, Parent owns no shares of the Company, and has no board representation at the Company. In addition, Parent has agreed to be bound by highly restrictive “standstill” provisions that would prevent Parent from acquiring any shares of the Company or seeking board representation at the Company. For all of the foregoing reasons, Parent does not exercise “control” over the Company and is not an affiliate of the Company.

II.    VINTAGE CAPITAL DOES NOT CONTROL THE COMPANY

A.	Vintage Capital Has No Control of the Company Through Share Ownership

Vintage Capital beneficially owns 3,587,255 shares, or approximately 14.9%, of the Company’s common stock. This percentage ownership is not sufficient to enable Vintage Capital, acting alone, to approve any action as a stockholder of the Company or to cause the Company to take any action. Both federal courts1 and the Commission have found that holding a similar or even significantly greater ownership stake would not cause a person to have the control necessary to become an “affiliate” of that company.

[1]	See, e.g., Woodward & Lothrop, Inc. v. Schnabel, 593 F. Supp. 1385 (D.D.C. 1984) (32% stock ownership did not give rise to an “affiliate” relationship under Rule 13e-3).

[2]

See, e.g., Ranco Incorporated Commission No-Action Letter (May 1, 1987) where the Staff granted no-action relief because the purchaser was not an “affiliate” within the meaning of Rule 13e-3. In Ranco, the relevant shareholder could vote 14% of the issuer’s shares, might be considered to be the beneficial owner of 50.1% of the issuer’s shares and did not have the power to elect any directors or officers and therefore had no guaranteed representation on the company’s board of directors.

In addition, the Staff of the Commission has regularly determined that persons that hold or potentially hold a 10% or greater stake in a company may not be affiliates of such company, including (i) in its review of the Schedule 14A filed by Vivint Solar, Inc. on December 22, 2015 (File No. 001-36642), where Vivint was not required to file a Schedule 13E-3 after Commission review, even though an investor could potentially hold up to a 20% interest in the target, (ii) in its consideration of Clearwire Corporation’s Amendment No. 2 Schedule 13E-3 filed on March 29, 2013 (File No. 005-84306) and Revised Proxy Statement on Schedule 14A filed on March 29, 2013 (File No. 001-34196), where SoftBank was not required to become a filing person under Rule 13e-3 even though it beneficially held 16.7% of Sprint’s common stock, (iii) in its review of the Schedule TO-T filed by Pfizer, Inc. and Eclipse Acquisition Corp. on August 3, 2011 (File No. 005-81358), where Pfizer was not required to file a Schedule 13E-3 after Commission review even though Pfizer held a 14% interest in the target company (that subsequently increased to 18% as a result of entering into tender and voting agreements with the target’s stockholders), and (iv) in its review of the Schedule TO-T filed by Johnson & Johnson and JJC Acquisition Company B.V. on November 12, 2010 (File No. 005-51066) where Johnson & Johnson was not required to file a Schedule 13E-3 after Commission review even though Johnson & Johnson indirectly held 17.9% of the target’s outstanding share capital.

October 25, 2019

B.	Vintage Capital’s Limited Board Representation Through a Single Board Seat Does not Grant it Control Over the Company

Under a cooperation agreement (the “Cooperation Agreement”) with the Company dated April 20, 2018, Vintage Capital was granted the right to have Melvin L. Keating, an independent director who is not an employee of Vintage Capital, appointed to the Company’s nine-member board of directors (the “Company Board”). Although Mr. Keating was initially appointed to the Company Board as mutually agreed by the Company and Vintage Capital, Vintage Capital’s designation rights under the Cooperation Agreement ended upon completion of the Company’s 2019 annual meeting on June 5, 2019. Thus, Vintage Capital has no ongoing contractual right to representation on the Company Board.

C.	Vintage Capital’s Ability to Influence the Company is Contractually Limited

Vintage Capital is contractually prohibited from exercising control over the Company. The Cooperation Agreement includes standstill provisions that significantly limit Vintage Capital’s rights as a stockholder of the Company. The standstill provisions (which will remain in effect until February 14, 2020) provide that Vintage Capital cannot, among other things, (i) nominate directors or otherwise seek board representation and (ii) join or form any group with respect to the Company’s common stock. In addition, on May 30, 2019, Vintage Capital entered into a confidentiality agreement (the “Confidentiality Agreement”) with the Company that expanded the scope of these standstill restrictions and that will remain in effect until May 30, 2021. These restrictions prohibit Vintage Capital from, among other things, (i) acquiring any additional shares of Company stock and (ii) seeking to control, change or influence the management, Company Board, governing documents, policies or affairs of the Company.

D.	Vintage Capital’s Ability to Influence the Company as a Stockholder is Limited by the Positions of Other Stockholders

Any influence that Vintage Capital may otherwise have as a holder of 14.9% of the Company’s common stock is limited as a practical matter by the existence of a larger stockholder, Shah Capital Management, Inc. (“Shah Capital”), which owns approximately 18% of the Company’s common stock. As noted above, Vintage Capital is contractually prohibited from forming a “group” with Shah Capital, and Shah Capital is similarly prohibited from forming a “group” with Vintage Capital. As such, Vintage Capital must exercise its limited voting power independently of a larger stockholder.

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E.	Vintage Capital Has No Other Contractual or Commercial Relationships with the Company

Other than the Cooperation Agreement and the Confidentiality Agreement (each of which, as noted above, imposes significant restrictions on the conduct of Vintage Capital), Vintage Capital does not have any contractual or commercial relationships with the Company.

III.	THE COMPANY AND PARENT ARE NOT UNDER COMMON CONTROL

Although Vintage Capital owns approximately 37% of the voting common shares of Parent and certain Vintage Capital personnel are members of Parent’s board of directors, because Vintage Capital does not “control” the Company (as discussed above), the Company and Parent are not under common control.

IV.	THE MERGER DOES NOT IMPLICATE THE POLICY CONCERNS OF RULE 13E-3

As a general matter, the Company believes that the Merger is not the type of transaction that Rule 13e-3 is intended to regulate. The Commission has made clear that Rule 13e-3 does not apply to a merger proposal by an acquirer to a non-affiliated company. As the Commission stated in its Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 34-17719 (April 13, 1981)), Rule 13e-3 does not apply to the merger of an issuer with a non-affiliate since such “transactions between the issuer and a non-affiliate are ordinarily the product of arm’s-length negotiations and therefore do not involve the potential for abuse and overreaching associated with the types of transactions intended to be covered by the Rule.”

As described in greater detail in the “The Merger—Background of the Merger” section of the Proxy Statement, the negotiations between the Company and Parent were at arm’s-length. In order to ensure the arm’s-length nature of the negotiations as well as to facilitate an efficient process, the Company Board formed a special committee (the “Special Committee”) comprised entirely of disinterested directors which was fully empowered to negotiate the terms of the Merger Agreement. Mr. Keating, the member of the Company Board initially designated by Vintage Capital, was not a member of the Special Committee and did not participate in any negotiations relating to the Merger, was not provided with any Company information relating to the Merger and was recused from any vote on the Merger or related matters. Messrs. Himanshu Shah and Sing Wang, the members of the Company Board initially designated by Shah Capital, also were not members of the Special Committee.

The Special Committee’s decision to recommend that the Company Board approve the Merger Agreement, and the Company Board’s decision to approve the Merger Agreement and to recommend its adoption to the Company’s stockholders, was the culmination of a comprehensive

October 25, 2019

review process. Both prior to and during negotiations between the Company and Parent, the Special Committee considered multiple alternative proposals from other potential acquirors. As an additional safeguard, the Company ensured that the Merger Agreement included a “go-shop” provision, which allowed the Company to solicit alternative acquisition proposals following its execution.

IV.    CONCLUSION

Because the Company is not controlled, controlled by or under common control with either Vintage Capital or Parent, the Company is not an affiliate of either Vintage Capital or Parent under Rule 13e-3. Based on the foregoing, the Company respectfully submits that Rule 13e-3 is not applicable to the Merger because no affiliate of the Company is engaged in the Merger. Thus, Rule 13e-3 does not require the Company, Vintage Capital or Parent to be treated as Schedule 13E-3 filing persons.

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October 25, 2019

Should you have any questions with respect to the foregoing or regarding the Proxy Statement, please feel free to contact me at (212) 446-4660 or cnagler@kirkland.com.

Sincerely,

By:	/s/ Christian O. Nagler
Name:	Christian O. Nagler, Esq.

cc:	David M. Kastin, Esq.
Vitamin Shoppe, Inc.

Michael P. Brueck, Esq.
Shaun J. Mathew, Esq.
Kirkland & Ellis LLP